Exhibit 99.3

PRESS RELEASE

Sanofi Pasteur Allies with SK Chemical Co. of South Korea on Pneumococcal Conjugate Vaccine

- A long-term strategic business collaboration to co-develop and commercialize an innovative vaccine against pneumococcal infection to address global public-health needs -

Lyon, France - March 19, 2014 - Sanofi Pasteur, the vaccines division of Sanofi (EURONEXT: SAN and NYSE: SNY), announced today a long-term strategic cooperation with SK Chemical Co. to co-develop an innovative pneumococcal conjugate vaccine (PCV). This agreement will enable Sanofi Pasteur to access the global PCV market of $4 billion USD.  The World Health Organization (WHO) recommends the use of PCVs in all countries.

The collaboration agreement includes research & development, production, and commercialization of a preventative pneumococcal disease vaccine.  As part of the agreement, Sanofi will make an up-front payment of $23 million USD to SK Chemical Co. Both companies will co-invest in the development of the PCV vaccine project and, if successful, SK Chemical would produce the innovative vaccine at its production facility located in An-dong—the southern part of Korea. The product, once registered, would be launched globally by Sanofi Pasteur with shared profits outside of Korea, where SK would commercialize it with exclusive rights.

“Sanofi Pasteur is committed to driving the open innovation strategy in improving global public-health concerns, and to this end, this collaboration with SK Chemical will showcase a win-win partnership built on mutual strengths and expertise of each company;” said Sanofi Pasteur CEO, Olivier Charmeil. “With this agreement, Sanofi Pasteur will enlarge its unique portfolio of products, embracing the value of open innovation.”

“This is an important milestone for SK and for Korea,” stated Mr. In-Serk Lee, CEO of SK Chemical “We are proud to partner with Sanofi Pasteur, one of the global leaders of the vaccine industry, to be able to develop and manufacture in Korea a premium vaccine that has the potential to be distributed worldwide.”

According to the WHO, diseases caused by Streptococcus pneumoniae (pneumococcus)—such as pneumonia, meningitis and febrile bacteraemia—constitute a major, global public-health problem; otitis media, sinusitis and bronchitis are more common but less serious manifestations of infection. It is estimated that about 14.5 million episodes of serious pneumococcal disease occur annually, resulting in about 826,000 deaths in children aged 1-59 months.

SK Chemical recently unveiled its state-of-the-art, quality by design, multi-product production facility. The plant is currently producing various vaccines for clinical trials. Once the testing is over, the plant will start producing vaccines at large scale using next-generation technologies.

About Pneumococcal Disease

In the developed world, serious disease occurs mainly in children under two years of age and in the elderly. In developing countries, the disease is common in children under two years, including newborn infants; rates of the disease in the elderly population are largely unknown. HIV infection and other conditions associated with immune deficiency greatly increase the likelihood of contracting pneumococcal disease. Growing resistance of pneumococcus to conventional antibiotics underlines the urgent need for vaccines to be used to control pneumococcal disease.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Global Media Relations	Investor Relations
Alain Bernal	Sébastien Martel
T. +33 (0)4 37 37 50 38	T. +33 (0)1 53 77 45 45
alain.bernal@sanofipasteur.com	ir@sanofi.com
www.sanofipasteur.com

South Korea Media Relations

JiSook (Jay) Shin

T. +82-2-2136-9152

jay.shin@sanofipasteur.com

www.sanofipasteur.com